

Ryan McKenzie · 2nd

at Arbor Investments

Greater Chicago Area · 500+ connections · **Contact info**

Arbor Investments

 Northwestern University - Kellogg School of...

Experience

Partner
Arbor Investments
Aug 2000 – Present · 19 yrs 5 mos

VP
Harbor Capital LLC
Aug 2000 – Present · 19 yrs 5 mos
Lake Forest, IL

SVP
American National Bank of Chicago
1980 – 1996 · 16 yrs

Education



Northwestern University - Kellogg School of Management
MM, Finance & Accounting
1984 – 1989



University of Chicago
BA, Economocs
1976 – 1980

Ridgewood HS

Skills & Endorsements

Private Equity · 24

David Zaepfel and 23 connections have given endorsements for this skill

Mergers & Acquisitions · 21

Ralph Beck and 20 connections have given endorsements for this skill

Financial Analysis · 21

Charlie Goro and 20 connections have given endorsements for this skill

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